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                                                                EXHIBIT 1.(5)(D)

                           POLICY SPLIT OPTION RIDER

Benefit - You may exchange this policy for two new individual policies, one on each of the two insureds, subject to this rider's terms.

Exchange Conditions - To exercise this option, you must:

 .  request the exchange in writing on a form that we will provide;
 .  return the base policy; and
 .  provide evidence of insurability for both insureds satisfactory to us.

A $200 Administrative Charge will be deducted from the Accumulated Value of the base policy on the day prior to the Exchange Date. This charge is to cover expenses associated with the evaluation of the evidence of insurability.

We reserve the right to deduct a charge on the day prior to the Exchange Date from the base policy's Accumulated Value to cover PL&A's expenses arising from any state or federal taxes generated by the exchange.

Exchange Date - The exchange will be effective on the Exchange Date, which is the date all of the above exchange conditions are met.

New Policies - The exchange may be to any individual flexible premium adjustable life policy that we regularly issue at the time of exchange, subject to our approval. The policy date of each of the two new individual policies will be the Exchange Date. The new policy on each insured will be based on that insured's age and risk classification as of the Exchange Date. The new policies will only take effect once the original policy has terminated and will not provide any insurance until such time.

The Accumulated Value less the Surrender Charge under the original policy on the day prior to the Exchange Date will be divided and allocated to the two new individual policies in proportion to their face amounts. Any policy debt under the original policy on the day prior to the Exchange Date will also be divided and allocated to the new policies in proportion to their face amounts. This will result in the Cash Surrender Value of each new policy being equal to the Cash Surrender Value of the original policy multiplied by the face amount of the new policy and divided by the sum of the face amounts of the two new policies.

The face amount of each new individual policy may be for any amount you elect, provided that the sum of the face amounts of the two new policies does not exceed the sum, as of the Exchange Date, of the base policy's Death Benefit plus the Coverage Amount under the Last Survivor Added Protection Benefit, if such benefit is attached to the base policy. Your signature of consent is required if the face amounts of the two new individual policies are not equal.

Subject to our approval, riders or benefits may be added to the new policies where available.

Assignment - Any assignment of this policy will apply to each new individual policy.

Effective Date - This rider is effective on the policy date unless otherwise stated.

Termination - Coverage under this rider will terminate on the earliest of:

 .  your written request; or
 . the date that the first death of the two insureds occurs: or . termination of the base policy; or . the policy anniversary nearest the 80th birthday of the older of the two insureds; or
 .  exercise of the option to exchange this policy under this rider.

General Conditions - This rider is part of the base policy to which it is attached. All terms of the base policy, which do not conflict with this rider's terms, apply to this rider.

In the event of any conflict between the terms of this rider and the terms of the base policy, the terms of this rider shall prevail over the terms of the base policy.

                      Signed for Pacific Life & Annuity Company,

/s/ THOMAS C. SUTTON                    /s/ AUDREY L. MILFS
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President and Chief Executive Officer   Secretary

R94PSO-NY